UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13E-3/A
(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

CITIZENS FINANCIAL CORP.
(Name of Issuer)

CITIZENS FINANCIAL CORP.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $2.00 Per Share
(Title of Class of Securities)

17461K 10 1
(CUSIP Number of Class of Securities)

Greyson E. Tuck
Gerrish McCreary Smith, PC
700 Colonial Road, Suite 200
Memphis, Tennessee  38117
(901) 767-0900
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
*$651,483.50	**$130.30

* For purposes of calculation of fee only, this amount is based on 79,386 shares (the number of shares of common stock of the Issuer to be converted into the right to receive Class A common stock in the proposed Merger) multiplied by $8.206529, the average sales price for the Company’s common stock over the third quarter of 2009.

** Determined pursuant to Rule 0-11(b) by multiplying $651,483.50 by 0.0002.

☒           Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $130.30	Filing Party: Citizens Financial Corp.

Form or Registration No.: 065-82993	Date Filed: September 25, 2009

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

SCHEDULE 13E-3/A

ITEM 1.	SUMMARY TERM SHEET.

Reg. M-A 1001

Citizens Financial Corp.’s (“Citizens Financial” or “Company”) Board of Directors has adopted an Amendment to the Company’s Certificate of Incorporation and an Agreement of Merger which, if approved by the Company’s shareholders, will have the effect of reducing the number of Company shareholders owning the Company’s existing common stock to less than 300 and restricting the number of shareholders owning the Company’s newly created Class A Common Stock to less than 500 (“Transaction”).  The Company must implement the Amendment to the Company’s Certificate of Incorporation to provide authorized Class A Common Stock shares.  The Agreement of Merger must be completed to reclassify certain Company Common Stock shares into shares of the newly created Class A Common Stock.  Following the Amendment and the Merger, the Company expects to suspend its SEC reporting obligations in accordance with SEC Rule 12h-3.

The following is the Summary Term Sheet for the Transaction:

THE AMENDMENT

THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION.

On August 5, 2009, Citizens Financial’s Board of Directors adopted an Amendment to the Company’s Certificate of Incorporation which provides for the authorization of 4,500,000 shares of Class A Common Stock and 4,500,000 shares of Class B Common Stock.  The Amendment has not yet become effective.  The Amendment will become effective following shareholder approval and the filing of the Certificate of Amendment with the Delaware Secretary of State.

According to the terms of the Amendment, if the Amendment is approved:

•
The Fourth clause of the Company’s Certificate of Incorporation will be amended to authorize 4,500,000 shares of Class A Common Stock, which will enjoy rights and privileges separate and distinct from the rights and privileges of the existing Common Stock and the Class B Common Stock.

•
The Fourth clause of the Company’s Certificate of Incorporation will be amended to authorize 4,500,000 shares of Class B Common Stock, which will enjoy rights and privileges separate and distinct from the existing Common Stock and the Class A Common Stock.

•
The number of authorized Common Stock shares will remain at its current number of 4,500,000.  The existing Common Stock will continue to enjoy all the rights and privileges it currently enjoys, without change.

The filing of the Amendment will not result in any issuance of Class A Common Stock or Class B Common Stock shares.  The Amendment will only serve to amend the Company’s Certificate of Incorporation to provide authorized Class A Common Stock and Class B Common Stock shares.

EFFECTS OF THE AMENDMENT

As a result of the Amendment:

•	Citizens Financial’s Certificate of Incorporation will be amended to authorize 4,500,000 shares of Class A Common Stock and 4,500,000 shares of Class B Common Stock; and

•	The Company’s currently authorized 4,500,000 shares of Common Stock will be unchanged.

CLASS A COMMON STOCK RIGHTS AND PRIVILEGES

The Amendment provides the Class A Common Stock will have rights and privileges separate and distinct from the existing Common Stock and the Class B Common Stock.  The Class A Common Stock will enjoy the following rights and privileges:

•
VOTING RIGHTS – The Class A Common Stock will be allowed voting rights only if the shareholders are being asked to approve a merger, consolidation, conversion, sale of assets other than in the regular course of business, voluntary dissolution of the corporation, or as required by law.  The Class A Common Stock will not enjoy general voting rights, including the right to participate in the annual election of directors.

•
DIVIDENDS – If the Company declares dividends, dividends must be paid on the Class A Common Stock before dividends may be paid on the existing Common Stock.  However, the Company shall be under no obligation to pay dividends, and dividends are not cumulative.  If dividends are paid, the dividends paid on the Class A Common Stock will enjoy a 5% premium over and above what is paid on the Common Stock.

•
CONVERSION – In the event the Company is party to a merger, share exchange, sale of assets other than in the regular course of business, voluntary dissolution of the Company, or other change in control which will result in the merger, sale, dissolution or effective dissolution of the Company, the Class A Common Stock will be converted into Common Stock shares and will be treated equally in all respects with the existing Common Stock.

•	REDEMPTION – The Class A Common Stock will have no redemption rights.

•
RIGHT OF FIRST REFUSAL – The Class A Common Stock has a right of first refusal in favor of the Company.  Generally, this right of first refusal requires a Class A Common Stock shareholder to notify the Company in writing of the terms of any transfer or sale of the Class A Common Stock.  Following receipt of the written notice, the Company has five (5) business days to either request additional information regarding the sale or to immediately exercise its right of first refusal and purchase the shares of Class A Common Stock that are subject to the proposed transfer or sale upon the same terms as the proposed transfer or sale.  If the transfer is to be made without consideration (i.e. a gift), the Company shall have the right to purchase the shares for an amount determined by the Board to be the fair value of the shares.  The Company retains the right to not exercise its right of first refusal, which will allow the Class A Common Stock shareholder to sell or transfer the shares in accordance with the terms of the proposed transfer or offer.  Any Class A Common Stock shares transferred in violation of the right of first refusal is void and of no effect and will not be recognized by the Company.

•
LIQUIDATION PREFERENCE – The Class A Common Stock will have a liquidation preference over the existing Common Stock and the Class B Common Stock.  In the event of a liquidation, the Class A Common Stock shareholders will be entitled to receive liquidation assets equal to those assets received by the Common Stock shareholders or the book value of the corporation’s Common Stock, whichever is greater.

CLASS B COMMON STOCK RIGHTS AND PRIVILEGES

The Amendment provides the Class B Common Stock will have rights and privileges separate and distinct from the existing Common Stock and the Class A Common Stock.  The Class B Common Stock will enjoy the following rights and privileges:

•
VOTING RIGHTS – The Class B Common Stock will be allowed voting rights only if the shareholders are being asked to approve a merger, consolidation, conversion, sale of assets other than in the regular course of business, voluntary dissolution of the corporation, or as required by law.  The Class B Common Stock will not enjoy general voting rights, including the right to participate in the annual election of directors.

•
DIVIDENDS – If the Company declares dividends, dividends must be paid on the Class B Common Stock after dividends are paid on the Class A Common Stock, but before dividends may be paid on the existing Common Stock.  However, there shall be no obligation to pay dividends and dividends shall not be cumulative.  If dividends are paid, the dividends paid on the Class B Common Stock will enjoy a 10% premium over and above what is paid on the Common Stock.

•
CONVERSION – In the event the corporation is party to a merger, share exchange, sale of assets other than in the regular course of business, voluntary dissolution of the corporation, or other change in control which will result in the merger, sale, dissolution or effective dissolution of the corporation, the Class B Common Stock will be converted into Common Stock shares and will be treated equally in all respects with the existing Common Stock.

•	REDEMPTION – The Class B Common Stock will have no redemption rights.

•
RIGHT OF FIRST REFUSAL – The Class B Common Stock has a right of first refusal in favor of the Company.  Generally, this right of first refusal requires a Class B Common Stock shareholder to notify the Company in writing of the terms of any transfer or sale of the Class B Common Stock.  Following receipt of the written notice, the Company has five (5) business days to either request additional information regarding the sale or to immediately exercise its right of first refusal and purchase the shares of Class B Common Stock that are subject to the proposed transfer or sale upon the same terms as the proposed transfer or sale.  If the transfer is to be made without consideration (i.e. a gift), the Company shall have the right to purchase the shares for an amount determined by the Board to be the fair value of the shares.  The Company retains the right to not exercise its right of first refusal, which will allow the Class B Common Stock shareholder to sell or transfer the shares in accordance with the terms of the proposed transfer or offer.  Any Class B Common Stock shares transferred in violation of the right of first refusal will be void and of no effect and will not be recognized by the Company.

•	LIQUIDATION PREFERENCE – The Class B Common Stock will have a liquidation preference superior to the existing Common Stock, but after the Class A Common Stock.

THE MERGER

THE AGREEMENT OF MERGER.

On August 5, 2009, the Company’s Board of Directors adopted an Agreement of Merger between Citizens Financial Corp. and CFC Merger Corp. (“Merger Corp.”), a newly formed Delaware corporation formed at the direction of the Company’s Board of Directors and for the sole purpose of facilitating the going private transaction, which calls for Merger Corp. to be merged with and into Citizens Financial.  The Agreement of Merger has not yet become effective.  The Agreement of Merger will become effective following shareholder approval and the filing of Articles of Merger with the Delaware Secretary of State.

Under the terms of the Agreement of Merger, if the merger is completed:

•	All Citizens Financial Common Stock shares held by any shareholder who holds, in the aggregate, 825 or more Common Stock shares as of the effective date of the merger, will remain Common Stock shares.

•
All Citizens Financial Common Stock shares held by any Citizens Financial shareholder who holds, in the aggregate (which includes record shares and beneficial shares attributable to the record holder), less than 825 Common Stock shares as of the effective date of the merger will be converted into the right to receive Class A Common Stock shares on a one-share-for-one-share exchange basis.

•	No shares of the newly authorized Class B Common Stock will be issued as a result of the merger.

•	The officers and directors of Citizens Financial at the effective time of the merger will be the officers and directors of Citizens Financial immediately after the merger.

EFFECTS OF THE MERGER.

As a result of the Merger:

•	All Citizens Financial Common Stock held by any shareholder who, in the aggregate, holds 825 or more Common Stock shares as of the effective date of the merger, will remain Common Stock shares.

•	The existing Common Stock will retain all of the rights and privileges currently afforded to the Common Stock.

•
All Citizens Financial Common Stock shares held by any shareholder who, in the aggregate, holds less than 825 Common Stock shares as of the effective date of the merger will be converted into the right to receive Class A Common Stock shares on a one-share-for-one-share exchange basis.

•
The holders of the Class A Common Stock will enjoy all the rights and privileges associated with the newly created Class A Common Stock, which differ from the rights and privileges of the existing Common Stock

•
It is expected the Company will have less than 300 shareholders owning its existing Common Stock and less than 500 shareholders owning its newly created Class A Common Stock, which will allow the Company to suspend its SEC reporting obligations in accordance with Rule 12h-3 of the Securities and Exchange Commission (“SEC”) Rules and Regulations.

•	The percentage of ownership of Common Stock of Citizens Financial beneficially held by the current officers and directors of the Company as a group will increase from 12.90% to approximately 13.48%.

•	All shareholders will have the right to dissent from the merger and exercise their appraisal rights pursuant to Section 262 of Delaware General Corporation Law.

•
The aggregate shareholders’ equity of Citizens Financial as of June 30, 2009, which was approximately $21,543,499, will remain unchanged, except for any change caused by shareholders who may choose to dissent from the transaction.

ITEM 2.	SUBJECT COMPANY INFORMATION.

Reg. M-A 1002

(a)	Citizens Financial Corp., 211 Third Street, Elkins, West Virginia 26241, telephone number (304) 636-4095.

(b)	Citizens Financial Corp. Common Stock (“Common Stock”) – 1,829,504 shares outstanding as of August 31, 2009.

(c)	The Common Stock is traded on the Over-the-Counter Bulletin Board. The high and low sales prices for the Common Stock for each quarter since January 1, 2007 is as follows:

	LOW	HIGH
	TRADE	TRADE
2007	PRICE	PRICE

First Quarter	$18.92	$19.89
Second Quarter	17.19	19.28
Third Quarter	13.28	17.68
Fourth Quarter	11.25	14.85

2008

First Quarter	$10.05	$10.82
Second Quarter	8.93	12.71
Third Quarter	7.78	9.82
Fourth Quarter	7.00	9.30

2009

First Quarter	$4.15	$7.00
Second Quarter	4.30	8.40
Third Quarter	8.00	8.50
Fourth Quarter	7.80	8.17

(d)
As a bank holding company, the Company’s ability to pay dividends will depend upon the dividends it receives from Citizens Bank of West Virginia (“Bank”), the holding company’s sole subsidiary.  Also, the ability of the Company to pay dividends depends on the extent of any Company obligations, such as debt service and whether the company is current with any debt service obligations and not in default with the terms of any loan agreement.  The Company’s ability to pay dividends is also restricted by federal banking regulations and, in particular, the Company’s obligation to act as a source of strength to its wholly owned subsidiary bank.

The exact amount of future dividends to stockholders of the Company will be a function of the profitability of the Bank in general, which cannot be assured.  The ability of the Company to pay dividends is further restricted by Delaware state law, which provides that a corporation may pay distributions out of its surplus or in case there shall be no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.  However, if the capital of the corporation shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of the corporation may not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired.

As the sole Bank shareholder, the Company is entitled to dividends as may be declared by the Board of Directors of the Bank out of funds legally available for dividends.  The future dividend policies of the Bank, however, are subject to the discretion of the Board of Directors of the Bank and will depend upon such factors as future earnings, financial condition, cash needs, capital adequacy, compliance with applicable statutory and regulatory requirement and general business conditions.  West Virginia state law allows a bank’s board of directors to declare a dividend of so much of the Bank’s net profits as they shall judge expedient, except that until the surplus fund of such banking institution equals its common stock, no dividends shall be declared unless there has been carried to the surplus fund not less than 10% of the Bank’s net profits of the preceding half year in the case of quarterly or semi-annual dividends, or not less than 10% of the Bank’s net profits of the preceding two consecutive half-years in the case of annual dividends.  Further, West Virginia state law requires approval of the State Banking Commissioner before a bank may declare dividends which exceed the total of its net profits of that year, combined with its retained net profits of the preceding two years.

Since January 1, 2007, the Bank has paid the following dividends:

CASH
DIVIDENDS
2007	DECLARED

First Quarter	$.12
Second Quarter	.12
Third Quarter	.12
Fourth Quarter	.12

2008

First Quarter	$.12
Second Quarter	.12
Third Quarter	.12
Fourth Quarter	.04

2009

First Quarter	0
Second Quarter	$.12
Third Quarter	.12
Fourth Quarter	.12

(e)	Not applicable.

(f)	Since January 1, 2007, the Company has not repurchased any shares of the Company’s outstanding Common Stock.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Reg. M-A 1103(a) through (c)

(a)-(c)
See response to Item 2(a).  The filing person is the subject company.  Citizens Financial Corp. is incorporated in the State of Delaware.  During the last five years, Citizens Financial Corp. has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Directors and Executive Officers of Citizens Financial Corp., Inc.

Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the Company’s directors and executive officers.  Unless otherwise noted, none of the listed individuals was convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors) and was not a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.  Each person identified below is a United States citizen.  Unless otherwise noted, the principal business address of each person identified below is 211 Third Street, Elkins, West Virginia 26241.

Name and Address	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years
Robert N. Alday – Director P.O. Box 846 Elkins, West Virginia 26241	President - Phil Williams Coal Company
Maxie Lyndell Armentrout – Director P.O. Box 1514 Elkins, West Virginia 26241	President and Chairman of the Board - Laurel Lands Corp. Chairman of the Board - Citizens Financial Corp.
William J. Brown – Director 102 Westridge Drive Elkins, West Virginia 26241	Managing Partner – Brown Rental Group Co-Owner – Schoolhouse, LLC Hess Oil Company, Inc. - Retired
Edward L. Campbell – Director Edmonton Avenue Beverly, West Virginia 26253	Retired – Campbell’s Market
Thomas K. Derbyshire – Executive Officer	Executive Vice President – Citizens Bank of West Virginia Senior Vice President and Chief Financial Officer – Citizens National Bank of Elkins
William T. Johnson, Jr. – Director	President and CEO – Citizens Bank of West Virginia Vice President – Citizens Financial Corp. Executive Vice President – Citizens National Bank of Elkins
Cyrus K. Kump – Director P.O. Box 2973 Elkins, West Virginia 26241	President - Kump Enterprises President - Kerr Real Estate Vice Chairman of the Board - Citizens Financial Corp.
Robert J. Schoonover – Director	President and CEO – Citizens Financial Corp. President and CEO – Citizens National Bank of Elkins
Lowell T. Williams – Director 106 Ellis Avenue Elkins, WV 26241	Retired Consultant – Elkins Builders Supply
John A. Yeager – Director P.O. Box 1334 Elkins, WV 26241	Controller – Newlons International Sales, LLC

ITEM 4.	TERMS OF THE TRANSACTION.

Reg. M-A 1004(a) and (c) through (f)

(a) (i)
The Company’s Board of Directors has adopted an Amendment to the Company’s Certificate of Incorporation and an Agreement of Merger which, if approved by the Company shareholders, will have the combined effect of amending the Company’s Certificate of Incorporation to authorize Class A Common Stock shares and converting a number of the corporation’s current outstanding Common Stock into the right to receive the newly created Class A Common Stock shares on a one-share-for-one-share exchange basis.  According to the terms of the Agreement of Merger, those Company shareholders holding, in the aggregate (which includes shares held of record and shares held in street name combined), less than 825 Company Common Stock shares at the effective time of the merger will have their Company Common Stock shares converted into the right to receive the Company’s Class A Common Stock shares on a one-share-for-one-share exchange basis.  Those shareholders holding, in the aggregate, 825 or more Company Common Stock shares at the effective time of the transaction will retain their existing Common Stock shares.

(a)(ii)
For those shareholders owning, in the aggregate, less than 825 Company Common Stock shares, the consideration offered will be the newly created Class A Common Stock shares.  A description of the rights and privileges of the Class A Common Stock is contained in Item 1.  Those shareholders holding, in the aggregate, 825 or more Common Stock shares at the effective time will retain their Common Stock without change, unless such shareholders dissent from the Agreement of Merger.

(a)(iii)
The Company has chosen to amend its Certificate of Incorporation and effect the Agreement of Merger to allow the Company to suspend its SEC reporting requirements imposed by Section 15(d) of the Exchange Act.  The Company estimates this suspension will save approximately $200,000 annually.  See also the response to Item 8.

(a)(iv)
Both the Amendment to the Certificate of Incorporation and the Agreement of Merger must be approved by at least a majority of the shares entitled to vote at the Special Meeting of Shareholders for the transaction to be effective.

(a)(v)	See response to Item 1.

(a)(vi)	Not applicable. The accounting treatment of the transaction is not considered to be material.

(a)(vii)
It is not expected the transaction will be a taxable event for those shareholders retaining their existing common stock shares or those shareholders exchanging their common stock shares for newly created Class A Common Stock.  It is expected any shareholders who may choose to dissent from the transaction and receive in cash the fair value for their shares will have a taxable event.

(c)
Those shareholders holding, in the aggregate, less than 825 shares will be treated differently than those shareholders holding, in the aggregate, 825 or more Company Common Stock shares at the effective time of the transaction.  According to the terms of the Agreement of Merger, those Company shareholders holding, in the aggregate, less than 825 Company Common Stock shares at the effective time of the merger will have their Company Common Stock shares converted into the right to receive the Company’s Class A Common Stock shares on a one-share-for-one-share exchange basis.  Those shareholders holding, in the aggregate, 825 or more Company Common Stock shares at the effective time of the transaction will retain their existing Common Stock shares without change.

(d)
In accordance with Delaware law, the Company shareholders are entitled to dissent from the Agreement of Merger.  The following is a summary of the shareholders dissenter’s rights.  The summary is not intended to be a complete recitation of the shareholders appraisal rights and is qualified by reference to Section 262 of Delaware General Corporation Law.  Shareholders must follow specific requirements to perfect their dissent, and the failure to do so may result in the shareholder’s loss of the right to dissent.

Each shareholder electing to dissent from the merger and demand the appraisal of such shareholder’s shares shall deliver to the Company, before the taking of the vote on the merger, a written demand for appraisal of the shareholder’s shares.  Such demand will be sufficient if it reasonably informs the Company of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of such shareholder’s shares.  A proxy or vote against the merger or consolidation will not constitute such a demand.  A shareholder electing to take such action must do so by a separate written demand.

In addition to providing the Company a written demand for appraisal, a shareholder wishing to dissent from the merger and perfect their appraisal rights must not vote in favor of the merger.

Within ten (10) days after the effective date of the merger, the Company will notify each shareholder who has provided the required dissenters’ notice and who has not voted in favor of or consented to the merger notice of the effective date of the merger.

Within one hundred and twenty (120) days after the effective date of the merger, the Company or any shareholder who has properly perfected their dissenters’ rights may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all shareholders who may be entitled to dissenters’ rights.  Notwithstanding the foregoing, at any time within sixty (60) days after the effective date of the merger, any shareholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such shareholder’s demand for appraisal and accept the merger consideration offered.

Within one hundred and twenty (120) days after the effective date of the merger, any shareholder who has properly complied with the dissenters’ rights statutes is entitled to receive from the Company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares.  Such written statement will be mailed to the shareholder within ten (10) days after the shareholder’s written request for such a statement is received by the Company, or within ten (10) days after expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of any petition in the Court of Chancery by a shareholder, a copy of such petition will be served upon the Company, which will within twenty (20) days after such service file in the Office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all shareholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached.  If the petition is filed by the Company, the petition will be accompanied by such a duly verified list.

The Register in Chancery, if so ordered by the Court, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the Company and to the shareholders shown on the list at the addresses therein stated.  Such notice will also be given one or more publications at least one week before the date of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware, or such publication as the Court deems advisable.  The forms of the notices by mail and by publication shall be approved by the Court and the costs thereof shall be borne by the Company.

At the hearing on such petition, the Court shall determine the shareholders who have become entitled to appraisal rights. The Court may require the shareholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with such direction, the Court may dismiss the proceedings as to such shareholder.

After the Court determines the shareholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the Company or by any shareholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the shareholders entitled to an appraisal. Any shareholder whose name appears on the list filed by the Company and who has submitted such shareholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such shareholder is not entitled to appraisal rights.

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the Company to the shareholders entitled thereto. Payment shall be so made to each such shareholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether the Company be a corporation of this State or of any state.

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a shareholder, the Court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

From and after the effective date of the merger, no shareholder who has demanded appraisal rights shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to shareholders of record at a date which is prior to the effective date of the merger); provided, however, that if no petition for an appraisal shall be filed within the time provided or if such shareholder shall deliver to the Company a written withdrawal of such shareholder's demand for an appraisal and an acceptance of the merger, either within sixty (60) days after the effective date of the merger or thereafter with the written approval of the Company, then the right of such shareholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any shareholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any shareholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such shareholder's demand for appraisal and to accept the terms offered upon the merger within sixty (60) days after the effective date of the merger.

(e)
Unaffiliated security holders are being treated the same in all respects as affiliated security holders in this transaction.  Affiliated security holders will have access to the Company’s corporate files only as allowed by applicable Delaware law.  Further, unaffiliated shareholders shall not have the right to obtain counsel or appraisal services at the Company’s expense, except as may be allowed in accordance with applicable Delaware law.

(f)
The Company’s Common Stock is currently quoted on the Over-the-Counter Bulletin Board.  The Company has taken reasonable steps to ensure the Company’s Common Stock will continue to be quoted on the Over-the-Counter Bulletin Board throughout and following this transaction.  Specifically, the Company has mailed to each market maker quoting the security and to the Over-the-Counter Bulletin Board requests that the security be quoted throughout and following the transaction under the symbol CIWV, the same symbol under which the security is currently traded.

It is anticipated the Company Class A Common Stock that will be exchanged for certain Company Common Stock shares will not be quoted on the Over-the-Counter Bulletin Board following the transaction.  The Company has not taken steps to ensure the Class A Common Stock shares are or will be eligible for quotation on the Over-the-Counter Bulletin Board or other automated quotation systems operated by a national securities association.  The Company will have a right of first refusal for the Class A Common Stock and will act as the sole market maker for these shares.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Reg. M-A 1005(a) through (c) and (e)

(a)
The information set forth under “Item 13. Relationships and Related Transactions and Director Independence” set forth on page 61 of the Company’s 2008 Annual Report filed on form 10-K with the Securities and Exchange Commission on March 19, 2009 is hereby incorporated by reference.

The Directors and Officers of the Company have had an expect to continue to have banking transactions with Citizens Bank of West Virginia in the ordinary course of business.  Extensions of credit to such persons are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons.  It is the opinion of management that these transactions do not involve more than a normal risk of collectability or present other unfavorable measures.

As of September 18, 2009, the Company’s Directors have the following transactions with Citizens Bank of West Virginia:

•	Robert N. Alday - Director Alday is President of Phil Williams Coal Company. The company currently has an approximately $270,00.00 line of credit with the bank.

•	Max L. Armentrout –Director Armentrout has an individual $100,000.00 line of credit with Bank.. Approximately $99,800.00 of the line of credit is outstanding.

•
William J. Brown –Director Brown has an outstanding note with the Company of approximately $560,000.00.  Mr. Brown is also a principal in Schoolhouse, LLC, which has outstanding loans with the Company of approximately $1,860,000.00

•
William T. Johnson, Jr. – Director Johnson currently has a $40,000.00 line of credit with the Company, of which $34,000.00 is drawn and a $50,000.00 line of credit of which $39,000.00 is drawn.  Director Johnson also has a loan with the Company of approximately $93,000.00.

(b)
Effective June 29, 2009, the Company’s sole subsidiary converted from a national banking organization to a state-chartered Federal Reserve non-member bank.  Prior to June 29, 2009, the Company’s sole subsidiary did business as Citizens National Bank of Elkins, which was a nationally-chartered commercial bank.

(c)	Not applicable.

(e)	Not applicable.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS FOR PROPOSALS.

Reg. M-A 1006(b) and (c)(1)-(8)

(b)	The Company Common Stock received in exchange for the Class A Common Stock will be cancelled and will serve as authorized but unissued shares.

(c)
The Company plans to suspend its obligation to file reports under Section 15(d) of the Exchange Act following the transaction.  The Company does not plan to undertake other material changes to its operations in connection with or as a result of this transaction.  However, the preceding does not restrict the Company from engaging in material changes to its operations in the future.

ITEM 7.	PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

Reg. M-A 1013

(a)
The Company is undergoing the 13E-3 transaction to reduce the number of stockholders owning the Company’s stock to below 300 and restrict the number of stockholders owning the Company’s Class A Common Stock to below 500, which will allow the Company to suspend its SEC reporting obligations in accordance with SEC Rule 12h-3.

(b)
The Company considered effecting the 13E-3 transaction by manner of a tender offer for the Company’s shares.  The Company’s Board of Directors did not pursue the 13E-3 transaction through a tender offer because the number of shareholders who may have chosen to tender their shares in exchange for cash could not be ascertained.  Accordingly, it was not certain the Company would achieve its objectives of reducing the number of Common Stock shareholders to below 300.  Further, the Company’s Board of Directors felt it was prudent to preserve the Company’s existing capital.

In addition to considering a tender offer, the Company’s Board of Directors considered engaging in a cash-out merger transaction.  This transaction would have required those shareholders owning less than 825 shares to sell their shares to the Company for a Board determined stock price, subject to the shareholders’ right to dissent from the transaction.  The Company’s Board of Directors did not pursue the 13E-3 transaction as a cash-out merger because the Company’s Board of Directors believe the Company’s existing shareholders should be afforded the opportunity to retain an equity interest in the Company.  The Company’s Board of Directors also believed it was prudent to preserve the Company’s existing capital.

(c)
The Company’s Board of Directors determined to structure the 13E-3 transaction as a merger type transaction which will result in certain company shareholders exchanging their common stock shares for newly created Class A Common Stock shares to allow each of the Company’s shareholders the ability to retain an ongoing equity interest in the Company and to preserve the Company’s existing capital.  The Board of Directors also chose to pursue this transaction structure based on the Board’s belief that the transaction is fair to each of the Company’s shareholders, including affiliated and unaffiliated shareholders.

(d)
The transaction will result in the Company having less than 300 shareholders owning the Company’s existing Common Stock and less than 500 shareholders owning the Company’s newly created Class A Common Stock, which will allow the Company to suspend its SEC reporting obligations imposed by Section 15(d) of the Exchange Act.  The effect on the Company’s shareholders, including both affiliated and unaffiliated shareholders, will depend on whether the shareholder owns, at the effective time of the Agreement of Merger, in the aggregate, 825 or more Common Stock shares.  See the response to Item 1 for more information.

It is not expected the Company, or the shareholders returning their existing Common Stock or those shareholders exchanging their Common Stock for newly created Class A Common Stock shares, will have a taxable event as a result of this transaction.  It is expected those shareholders who may dissent from the transaction and receive in cash the fair value for their shares will have a taxable event.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

Reg. M-A 1014

(a)	The Company and the Company’s Board of Directors reasonably believes the transaction is fair to all Company shareholders, including affiliated and unaffiliated shareholders.

The Board considered a number of factors in determining whether to approve the merger agreement.  The Board’s primary reason for adopting the Amendment and the Agreement of Merger is that, following the effective time of the transaction, the Company will be able to suspend its SEC reporting requirements.  The Board considered the views of management relating to cost savings to be achieved by suspending the registration requirements of the Common Stock under the Exchange Act.  Citizens Financial’s management determined that cost savings of approximately $200,000 per year could be achieved if Citizens Financial suspended its SEC reporting obligations imposed by the Exchange Act, including indirect savings resulting from reductions in the time and effort currently required of management to comply with the reporting and other requirements associated with continued reporting of the Common Stock under the Exchange Act.  The Board also considered the effect that suspending the reporting requirements of the Common Stock would have on the market for the Common Stock and the ability of shareholders to buy and sell shares, as well as the market for the newly created Class A Common Stock.  The Board determined that, even as a publicly-traded corporation, there is a limited market for the shares of Citizens Financial’s Common Stock, especially for sales of large blocks of such shares, and that Citizens Financial’s shareholders derive little benefit from Citizens Financial’s status as an SEC reporting corporation.  The Board determined that the cost savings and reduced burden on management to be achieved by suspending the Company’s reporting requirements on the Common Stock under the Exchange Act outweighed any potential detriment from suspending such reporting requirements.

The Board considered numerous factors, discussed below, in reaching its conclusion as to the fairness of the Amendment and Agreement of Merger to all shareholders, including both affiliated and unaffiliated shareholders.  The Board also engaged the services of a financial adviser to provide an opinion as to the fairness of the transaction, from a financial point of view, to the Company’s shareholders who will retain their Common Stock, and the Company’s shareholders whose Common Stock will be converted into the right to receive newly created Class A Common Stock on a one-share-for-one-share exchange basis.  The Board did not assign any specific weights to the factors listed below.  Moreover, in their considerations individual directors may have given differing weights to different factors.

●
BURDEN OF SEC REPORTING REQUIREMENTS – The Board considered the time and expense involved in preparing and filing the documents the Company is required to file with the SEC pursuant to Section 15(d) of the Exchange Act.  In considering this burden, the Board considered both the actual money expended on the preparation and filing of the documents, as well as the time Company officers and directors spent in preparing the required documentation.

●
LACK OF PERCEIVED BENEFIT FROM REPORTING COMPANY STATUS – The Board considered the benefits afforded to the Company by reason of its reporting Company status.  The directors considered both the information that was made publicly available through the SEC filings, as well as what information would be available to shareholders following the suspension of the SEC reporting requirements.  Based on this review, the Board felt the cost and time associated with preparing the SEC filings was not justified, based on the Company information that would still be publicly available following the suspension of the reporting requirements.

●
RIGHTS AND PRIVILEGES OF NEWLY CREATED CLASS A COMMON STOCK – The Board considered the rights and privileges of the newly created Class A Common Stock.  The Board considered the voting rights, dividend preferences, conversion rights, redemption rights, right of first refusal in favor of the Company, and the liquidation preference of the newly created Class A Common Stock and the Class B Common Stock.  After reviewing the rights and privileges of the newly created classes, the Board felt the rights and privileges of the Class A Common Stock and Class B Common Stock were commensurate with the rights and privileges of the existing Common Stock.

●
FAIRNESS TO ALL SHAREHOLDERS – The Board considered the overall fairness of the transaction to both those shareholders retaining their existing Common Stock and those shareholders who will have their Common Stock converted into the right to receive Class A Common Stock on a one-share-for-one-share exchange basis.  The Board also considered the fairness of the transaction procedure.

●
OPINION OF FINANCIAL ADVISOR.  The Board considered the opinion of Howe Barnes Hoefer & Arnett rendered to the Board on September 15, 2009 to the effect of, as of the date of such opinion and based upon and subject to certain matters stated therein, the terms of the Agreement of Merger providing for certain Company shareholders to retain their Common Stock shares and certain Company Common Stock to be converted into the right to receive newly created Class A Common Stock shares on a one-share-for-one-share exchange basis, was fair, from a financial point of view, to Citizens Financial’s shareholders, including affiliated and unaffiliated shareholders.

(c)	The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

(d)
A majority of the directors who are not employees of the company have not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for purposes of negotiating the terms of the Agreement of Merger and/or preparing a report concerning the fairness of the transaction.

(e)
The transaction was unanimously approved by the Company’s Board of Directors.  Accordingly, the transaction was approved by a majority of the Directors of the Company who are not employees of the Company.

(f)	Not applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTATIONS.

Reg. M-A 1015

(a)
The Company has received from Howe Barnes Hoefer & Arnett (“Howe Barnes”) an opinion as to the fairness of the transaction, from a financial point of view, to the Company’s shareholders, including affiliated and unaffiliated shareholders.

(b)
The Company engaged Howe Barnes to act as its financial advisor in connection with the merger.  Howe Barnes is a full-service brokerage firm that specializes in preparing and issuing fairness reports.  The company engaged Howe Barnes following a review of multiple appraisals for the engagement based on their reputation and prior experience in evaluating similar transactions.  Howe Barnes fee for preparing and issuing the opinion was approximately $14,000.  See Item 16(c) for a copy of the Fairness Opinion.

(c)
The report will be available to the Company’s shareholders and any shareholder representative who has been so designated in writing for inspection and copying at the Company’s principal executive offices during its regular business hours up to the time of the Company’s special meeting of shareholders.

ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Reg. M-A 1007

(a)
No cash funds will be used in connection with this transaction, except as may be required to pay shareholders who may dissent from the transaction.  Instead, the consideration to be used will be the Company’s Class A Common Stock.

According to the terms of the Agreement of Merger, Company shareholders have the right to dissent from the merger transaction.  Any shareholder who chooses to dissent from the transaction and who properly follows the Delaware Dissenter’s Statutes will be paid in cash the fair value for their shares.  The funds used to pay those shareholders will come from the Company’s retained earnings and, if necessary, from its subsidiary bank’s retained earnings.  If the retained earnings of the Company and the Bank will not provide sufficient funds to pay dissenting shareholders, the Company may consider alternative funding sources, including borrowed funds.  The Company’s Board of Directors also has the ability to abandon the transaction in the event the Board determines the number of dissenters will require an excessive capital expenditure.

(b)	Not applicable. The Company has no set financing or alternative financing arrangements at this time.

(c)	The transaction expenses are estimated as follows:

Description	Amount

Advisory fees and expenses	$14,000.00
Legal fees and expenses	$85,000.00
SEC filing fee	$130.00
Printing, solicitation and mailing costs	$5,000.00
Miscellaneous expenses	$6,000.00
Total	$110,130.00

(d)	Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Reg. M-A 1008

(a)
Based upon information received by Citizens Financial upon request from the persons concerned, each person known by Citizens Financial to be the beneficial owner of more than five percent of Citizens Financial’s Common Stock, each director, named executive officer and all directors and executive officers of Citizens Financial as a group, owned beneficially as of September 8, 2009, the number and percentage of outstanding shares indicated in the following table:

Name and Position	No. of Shares (1)	Percentage of Class (2)	Percentage of Class (Pro Forma) (2)

Robert Alday – Company Director	62,100	3.39%	3.55%
Max L. Armentrout – Company Director	101,175	5.53%	5.78%
William J. Brown – Company Director	5,500	.30%	.31%
Edward L. Campbell – Company Director	1,950	.11%	.11%
Cyrus K. Kump – Company Director	14,000	.77%	.80%
William T. Johnson, Jr. – Company Director	11,905	.65%	.68%
Robert J. Schoonover – Company Director	1,800	.10%	.10%
L.T. Williams – Company Director	6,275	.34%	.36%
John A. Yeager – Company Director	7,500	.41%	.43%
Dickson W. Kidwell – Bank Director	1,500	.08%	.09%
Franklin M. Santmyer – Bank Director	3,625	.20%	.21%
Thomas A Wamsley – Bank Director	1,650	.09%	.09%
C. Curtis Woodford – Bank Director	15,900	.87%	.91%
Thomas K. Derbyshire – Company Executive Officer	1,000	.05%	.06%
Nathanial S. Bonnell – Bank Executive Officer	200	.01%	0%
Rudy F. Torjak, Jr. – Bank Executive Officer	0	0%	0%

Directors and Executive Officers of the Company as a Group (16 persons)	236,080	12.90%	13.48%

(1)	Includes both Company Common Stock shares directly owned and indirectly controlled by the named affiliated stockholder.
(2)	As of September 8, 2009, the Company had 1,829,504 shares outstanding. It is assumed the transaction will reduce the number of shares outstanding by 79,386 to 1,750,118 Common Stock Shares.

(b)	In August 2009 Director, William T. Johnson, Jr. purchased 200 Company shares at $8.50 per share. The shares were purchased through E*Trade.com in an open market transaction.

Thomas K. Derbyshire purchased 490 shares of Company stock on August 21, 2009 at $8.50 per share.  The shares were purchased from Wells Fargo advisors in an open market transaction.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

Reg. M-A 1012(d) and (e)

(d)
The executive officers, directors and affiliates of the issuer intend to vote in favor of the transaction based on their believe that the transaction is fair to and in the best interest of the Company and the Company’s stockholders, including affiliated and unaffiliated stockholders.

(e)	Not applicable.

ITEM 13.	FINANCIAL STATEMENTS.

Reg. M-A 1010(a) and (b)

(a)(1)
The information set forth on pages 26 through 55 of the Company’s 2008 Annual Report filed on Form 10K with the Securities and Exchange Commission on March 19, 2009 is hereby incorporated by reference.

(2)	The information contained under “Item 1. Financial Statements” in the Company’s Third Quarter, 2009 10-Q filed with the Securities and Exchange Commission is hereby incorporated by reference.

(3)	Not applicable.

(4)	As of September 30, 2009, the Company book value per share based on the number of shares outstanding was $12.22 per share.

(b)	Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Reg. M-A 1009

(a)	Not applicable.

(b)	Not applicable.

ITEM 15.	ADDITIONAL INFORMATION.

Reg. M-A 1011(b)

(b)	The information in the Proxy Statement, including all appendices attached thereto, is hereby incorporated by reference.

ITEM 16.	MATERIAL TO BE FILED AS EXHIBITS.

Reg. M-A 1016

(a)	Proxy materials.

(b)	Not applicable.

(c)	Howe Barnes Hoefer & Arnett Fairness Opinion and Fairness Report.

(d)	Not applicable.

(f)	Proxy Materials.

(g)	Proxy Materials.

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
CITIZENS FINANCIAL CORP.

By:	/s/ Robert J. Schoonover
Name:	Robert J. Schoonover
Title:	President and Chief Executive Officer

Dated:  November 6, 2009

EXHIBIT INDEX

(a)	Proxy materials

(b)	Howe Barnes Hoefer & Arnett Fairness Opinion and Fairness Report

(c)	Certification of Counsel